Exhibit 10.1

October 12, 2018

Mr. Sean Sullivan
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

Re:	Employment Agreement

Dear Sean:
This letter (the “Agreement”) will confirm the terms of your continued employment by AMC Networks Inc. (the “Company”) as an at will employee with the title of Executive Vice President – Chief Financial Officer. This Agreement will supersede and replace the letter agreement between you and the Company, dated April 13, 2016, and any and all other discussions, understandings or arrangements regarding the subject matter herein. This Agreement will be effective as of October 10, 2018 (the “Effective Date”).
The term of this Agreement (the “Term”) shall commence as of the Effective Date and shall automatically expire on December 31, 2022 (the “Expiration Date”).
You agree to devote substantially all of your business time and attention to the business and affairs of the Company and to perform your duties in a diligent, competent and skillful manner and in accordance with applicable law; provided, that, you shall be permitted to continue the current activities described in Annex II hereto.

Beginning on the Effective Date, your annual base salary will be a minimum of $900,000, subject to annual review and potential increase by the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”), in its discretion. The Compensation Committee will continue to review your compensation package on an annual basis. You will also continue to participate in our discretionary annual bonus program with an annual target bonus opportunity equal to: (i) for 2018 and 2019, one hundred and twenty-five percent (125%) of salary; and (ii) for 2020 through 2022, one hundred and fifty percent (150%) of salary. Bonus payments are based on actual salary dollars earned during the year and depend on a number of factors including Company, unit and individual performance. However, the decision of whether or not to pay a bonus, and the amount of that bonus, if any, will be made by the Compensation Committee in its discretion. Except as otherwise provided herein, in order to receive a bonus, you must be employed by the Company at the time bonuses are being paid. Your annual base salary and annual bonus target (as each may be increased from time to time in the Compensation Committee’s discretion) will not be reduced during the term of this Agreement. Notwithstanding the foregoing, if your employment with the Company ends on the Expiration Date, you shall be paid your bonus for the fiscal year ending December 31, 2022, if any, even if such payment is not made to you prior to the Expiration Date, which bonus shall be subject to Company and unit performance for that fiscal year as determined by the Company in its sole discretion, but without adjustment for your individual performance.
You will also continue, subject to your continued employment by the Company and actual grant by the Compensation Committee in its discretion, to participate in such long-term equity and other incentive programs as are made available in the future to similarly situated executives at the Company. Beginning in 2019, it is expected that such awards will consist of annual grants of cash and/or equity awards with an annual aggregate target value of not less than $3,000,000, as determined by the Compensation Committee. Any such awards would be subject to actual grant to you by the Compensation Committee in its discretion pursuant to the applicable plan documents and would be subject to terms and conditions established by the Compensation Committee in its discretion that would be detailed in separate agreements you would receive after any award is actually made; provided, however, that such terms and conditions shall be consistent with the terms and conditions of the grant agreements received by similarly situated executives; provided, further, that for the purposes of this provision, the Company’s Chief Executive Officer shall not be deemed a “similarly situated executive.”
In addition to your eligibility for the above grant of equity and other incentive awards, on or as soon as reasonably practicable following the date hereof, the Company will grant you a one-time special award of restricted stock units with a target value of $6,000,000 (the “Special Equity Award”). The Special Equity Award will cliff vest on December 31, 2022, subject to achievement of the performance metrics set forth in the applicable award agreement (the “Performance Criteria”) and your continued employment with the Company; provided that (A) your Special Equity Award will vest on a Change of Control of the Company (as defined in the award agreement for your Special Equity Award); and (B) subject to your execution and the effectiveness of the Severance Agreement (as defined below), the time-vesting restrictions applicable to your Special Equity Award will lapse on a termination of your employment with the Company (1) by the Company, (2) by you for “Good Reason,” or (3) due to your death or your physical or mental disability (at which time of such termination under clauses (1), (2) or (3) “Cause” does not exist) and the Special Equity Award will be paid or delivered to you (a) if, prior to the termination date, the Compensation Committee determined that the Performance Criteria were achieved, then within a reasonable period of time following your termination, or (b) if the performance period applicable to the Performance Criteria ends after the termination date, then within a reasonable period of time following the end of such performance period, subject to the Compensation Committee’s determination that the Performance Criteria were achieved. Your Special Equity Award will be subject to the other terms and conditions set forth in the applicable award agreement.

You will also continue to be offered our standard benefits program at the levels that are made available to similarly situated executives at the Company. Participation in our benefits program is subject to meeting the relevant eligibility requirements, payment of the required premiums, and the terms of the plans themselves. You will be entitled to four (4) weeks’ vacation per year, to be accrued and used in accordance with Company policy.
Effective immediately, you and the Company agree to be bound by the additional covenants and provisions applicable to each that are set forth in Annex I attached hereto, which Annex shall be deemed to be a part of this Agreement.
If your employment with the Company is terminated during the Term (1) by the Company or (2) by you for “Good Reason,” and at the time of such termination under clauses (1) or (2) “Cause” does not exist, then, subject to your execution and the effectiveness of a severance agreement satisfactory to the Company, which severance agreement shall include, without limitation, a full and complete general release in favor of the Company and its affiliates, and their respective directors and officers, as well as your agreement to non-competition (limited to one year), non-solicitation, non-disparagement, confidentiality and further cooperation obligations and restrictions substantially in the form set forth in Annex I attached hereto (the “Severance Agreement”), the Company will provide you with the following:

(1)
Severance in an amount to be determined by the Compensation Committee (the “Severance Amount”), but in no event less than two (2) times the sum of your annual base salary plus your target annual bonus, each as in effect at the time your employment terminates. Sixty percent (60%) of the Severance Amount (the “First Payment”) will be payable to you on the six-month anniversary of the date your employment so terminates (the “Termination Date”) and the remaining forty percent (40%) of the Severance Amount will be payable to you on the twelve-month anniversary of the Termination Date; provided that the maximum portion of the First Payment that is exempt from Section 409A (as defined below) will be payable to you on or before the seventy-fifth (75) day following the date your employment so terminates;

(2)
A prorated bonus based on the amount of your base salary earned by you during the fiscal year through the Termination Date, provided, that such bonus, if any, will be payable to you if and when such bonuses are generally paid to similarly situated employees and will be based on your then current annual target bonus as well as Company and your business unit performance as determined by the Compensation Committee in its discretion, but without adjustment for your individual performance;

(3)
If, as of the Termination Date, annual bonuses had not yet generally been paid to similarly situated employees with respect to the prior fiscal year, a bonus based on the amount of your base salary actually paid to you during such prior fiscal year, provided, that such bonus, if any, will be payable to you if and when such bonuses are generally paid to similarly situated employees and will be based on your annual target bonus that was in effect with respect to such prior fiscal year as well as Company and your business unit performance as determined by the Compensation Committee in its discretion, but without adjustment for your individual performance;

(4)
(i) Time-Vested Restricted Stock and RSU Awards Granted on or after the Effective Date (including RSU Awards that are subject to achievement of a performance condition and RSU Awards that have no performance conditions). Each of your outstanding restricted stock or restricted stock units awards granted to you under the plans of the Company on or after the Effective Date (other than the Special Equity Award which shall vest in accordance with its terms) shall continue to vest in accordance with their original vesting schedule irrespective of the termination of the term hereof and payments or deliveries with respect to your restricted stock and restricted stock units shall be made on the original vesting date(s) (or, in the case of restricted stock units, on the original distribution date(s)); provided, however, that at the time of your termination from employment, the Company shall withhold and settle a portion of each of your outstanding restricted stock and restricted stock unit awards in an amount sufficient to fund the minimum amount of statutory tax withholding requirements (including federal, state and local income and employment tax withholding required due to such awards being “vested” for tax purposes) resulting from the recognition of income in respect of each such outstanding restricted stock or restricted stock unit award, and make a payroll tax contribution in such amount on your behalf;

(ii)    Time-Vested Restricted Stock and RSU Awards Subject to Achievement of a Performance Condition and Granted Prior to the Effective Date. All of the time-based restrictions with respect to a prorated portion (as calculated in Section 4(vi) below) of your outstanding restricted stock or restricted stock units awards granted prior to the Effective Date and whose payout is subject to the achievement of a stated performance condition shall immediately be eliminated and (a) any such prorated portion of your restricted stock awards shall be (1) immediately delivered if the applicable performance condition has been certified as satisfied by the Compensation Committee as of the Termination Date or (2) immediately delivered when the applicable performance condition is certified as satisfied by the Compensation Committee, and (b) any such prorated portion of your restricted stock units awards will be delivered on the 90th day after (1) the Termination Date if the applicable performance condition has been certified as satisfied by the Compensation Committee as of the Termination Date or (2) the date on which the applicable performance condition is certified as satisfied by the Compensation Committee; provided that, if the applicable performance condition is not satisfied then any such restricted stock or restricted stock units award will be forfeited. The balance of your then outstanding restricted stock or restricted stock unit awards granted prior to the Effective Date that do not vest in accordance with the immediately preceding sentence in this Section 4(ii) shall receive the treatment set forth in Section 4(i);
(iii)    Performance-Based RSU Awards. Each of your outstanding performance-based restricted stock unit (“PRSUs”) awards granted under the plans of the Company shall immediately vest in full and shall be payable to you at the same time as such awards are paid to active employees of the Company and the payment amount of such award shall be to the same extent that other similarly situated executives receive payment for such awards as determined by the Compensation Committee (subject to the satisfaction of any applicable performance objectives); provided that, if the applicable performance objectives are not satisfied then any such PRSUs will be forfeited;

(iv)    Each of your outstanding long-term cash performance awards (“CPAs”) granted under the plans of the Company, if any, shall immediately vest in full and shall be payable to you at the same time as such awards are paid to active employees of the Company and the payment amount of such award shall be to the same extent that other similarly situated executives receive payment for such awards as determined by the Compensation Committee (subject to the satisfaction of any applicable performance objectives); provided that, if the applicable performance objectives are not satisfied then any such CPAs will be forfeited; and
(v)    Each of your outstanding stock options and stock appreciation awards under the plans of the Company, if any, shall continue to vest in accordance with their original vesting schedule irrespective of the termination of the term hereof and you shall have the right to exercise each of those options and stock appreciation awards for the remainder of the term of such option or award;
(vi)    For each such restricted stock and restricted stock unit award granted prior to the Effective Date, the “pro-rated portion” of such award shall be determined based on (A) the percentage of the award that will vest on the next vesting date multiplied by (B) the ratio of the number of completed months of employment from the prior vesting date (or if no prior vesting date, the grant date) to the Termination Date relative to the number of months from the prior vesting date (or, if no prior vesting date, the grant date) to the next vesting date (e.g. if an award of 300 restricted stock units time vests 1/3 per year over three years and the Termination Date occurs 18 months after the grant date, then 50 RSUs (300 x (1/3 x 6/12)) would vest pursuant to this Section (4)); and

(5)
Notwithstanding any provisions to the contrary, to the extent that (i) any awards granted prior to the date hereof that are payable under Section (4) above constitute “nonqualified deferred compensation” subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and any regulations and guidelines promulgated thereunder (collectively, “Section 409A”); and (ii) accelerated payout pursuant to the terms of this Agreement of such awards is not permitted by Section 409A, then such awards shall be payable to you at such time as is provided under the terms of such awards or otherwise in compliance with Section 409A.

If you die after a termination of your employment that is subject to the above, your estate or beneficiaries will be provided any remaining benefits and rights under the above sections (1) through (4).
Except as otherwise set forth herein, in connection with any termination of your employment, your then outstanding equity and cash incentive awards shall be treated in accordance with their terms and, other than as provided in this Agreement, you shall not be eligible for severance benefits under any other plan, program or policy of the Company. Nothing in this Agreement is intended to limit any more favorable rights that you may be entitled to under your equity and cash incentive award agreements, including, without limitation, your rights in the event of a termination of your employment, a “Going Private Transaction” or a “Change of Control” (as those terms are defined in the applicable award agreement).

If you cease to be an employee of the Company prior to the Expiration Date as a result of your death or your physical or mental disability, and at such time Cause does not exist then, subject (other than in the case of death) to your execution and delivery, within 60 days after the date of termination of your employment, and non-revocation (within any applicable revocation period) of the Severance Agreement, you or your estate or beneficiary shall be provided with the benefits and rights set forth in Sections (2) and (3) above, and each of your outstanding equity, cash incentive, stock option, and stock appreciation awards granted under the plans of the Company shall immediately vest in full, whether or not subject to performance criteria and shall be payable on the 90th day after the termination of your employment; provided, that if any such award is subject to any performance criteria, then (i) if the measurement period for such performance criteria has not yet been fully completed, then the payment amount shall be at the target amount for such award and (ii) if the measurement period for such performance criteria has already been fully completed, then the payment of such award shall be at the same time and to the extent that other similarly situated executives receive payment as determined by the Compensation Committee (subject to satisfaction of the applicable performance criteria).
This Agreement does not constitute a guarantee of employment or benefits for any definite period. Your employment may be terminated by you or the Company at any time, with or without notice, liability (subject to the terms of this Agreement) or cause. With the exception of the provisions that, by their term, survive your death, this Agreement shall automatically terminate upon your death.
If and to the extent that any payment or benefit hereunder, or any plan, award or arrangement of the Company or its affiliates, is determined by the Company to constitute “non-qualified deferred compensation” subject to Section 409A and is payable to you by reason of your termination of employment, then (a) such payment or benefit shall be made or provided to you only upon a “separation from service” as defined for purposes of Section 409A under applicable regulations and (b) if you are a “specified employee” (within the meaning of Section 409A and as determined by the Company), such payment or benefit shall not be made or provided before the date that is six months after the date of your separation from service (or your earlier death). Any amount not paid or benefit not provided in respect of the six-month period specified in the preceding sentence will be paid to you in a lump sum or provided to you as soon as practicable after the expiration of such six-month period. Each payment or benefit hereunder shall be treated as a separate payment for purposes of Section 409A to the extent Section 409A applies to such payments or benefits.
To the extent you are entitled to any expense reimbursement from the Company that is subject to Section 409A, (i) the amount of any such expenses eligible for reimbursement in one calendar year shall not affect the expenses eligible for reimbursement in any other taxable year (except under any lifetime limit applicable to expenses for medical care), (ii) in no event shall any such expense be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expense, and (iii) in no event shall any right to reimbursement be subject to liquidation or exchange for another benefit.

The Company may withhold from any payment due to you hereunder any taxes that are required to be withheld under any law, rule or regulation. If any payment otherwise due to you hereunder would result in the imposition of the excise tax imposed by Section 4999 of the Internal Revenue Code, the Company will instead pay you either (i) such amount or (ii) the maximum amount that could be paid to you without the imposition of the excise tax, depending on whichever amount results in your receiving the greater amount of after-tax proceeds (as reasonably determined by the Company). In the event that any such payment or benefits payable to you hereunder would be reduced because of the imposition of such excise tax, then such reduction will be determined in a manner which has the least economic cost to you and, to the extent the economic cost is equivalent, such payments or benefits will be reduced in the inverse order of when the payments or benefits would have been made to you (i.e., later payments will be reduced first) until the reduction specified is achieved.
The intent of the parties is that payments and benefits under this Agreement comply with Section 409A and applicable guidance issued thereunder or comply with an exemption from the application of Section 409A and, accordingly, all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Neither party shall take any action to accelerate or delay the payment of any monies and/or provision of any benefits that are subject to Section 409A in any manner that would not be in compliance with Section 409A.
The Company hereby agrees that it shall indemnify and hold you harmless to the fullest extent provided in Article VIII of the Company’s By-Laws and on terms no less favorable as those applicable to other similarly situated executives of the Company. To the extent that the Company maintains officers’ and directors’ liability insurance, you will be covered under such policy subject to the exclusions and limitations set forth therein. The provisions of this Paragraph shall survive the expiration or termination of your employment and/or this Agreement as well as your execution of the Severance Agreement as provided for herein.
This Agreement is personal to you and without the prior written consent of the Company shall not be assignable by you otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of, and be enforceable by, your legal representatives. This Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns.
To the extent permitted by law, you hereby waive any and all rights to a jury trial with respect to any claim arising out of or in any way connected with or related to this Agreement, your employment by the Company or the termination of your employment with the Company.
This Agreement will be governed by and construed in accordance with the law of the State of New York applicable to contracts made and to be performed entirely within that State.
You hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement, and you hereby waive, and agree not to assert, as a defense that you are not subject thereto or that the venue thereof may not be appropriate.
You hereby agree that mailing of notice, process or other papers in connection with any such action or proceeding in any manner as may be permitted by law shall be valid and sufficient service thereof if delivered to you at your address set forth above or to such other address as you may later designate in writing for the receipt of such notices.
This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.
This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same agreement.
The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If any provision of this Agreement is held by any court of competent jurisdiction to be illegal, invalid, void or unenforceable, such provision shall be deemed modified, amended and narrowed to the extent necessary to render the same legal, valid and enforceable, and the other remaining provisions of this Agreement shall not be affected but shall remain in full force and effect.
Capitalized terms used in this Agreement, including in Annex I attached hereto, shall have the meanings set forth below:
“Cause” means your (i) commission of an act of fraud, embezzlement, misappropriation, willful misconduct, gross negligence or breach of fiduciary duty against the Company or an affiliate thereof, or (ii) commission of any act or omission that results in a conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for, in each case, any crime involving moral turpitude or any felony.
“Good Reason” means that (1) without your consent, (A) your base salary or annual bonus target (as each may be increased from time to time in the Compensation Committee’s discretion) is reduced, (B) your title is diminished, (C) you report to someone other than the Company’s President & Chief Executive Officer or the Executive Chairman of the Company’s Board of Directors, (D) your responsibilities as in effect immediately after the date hereof are thereafter materially diminished, (E) the Company materially breaches its obligations to you under this Agreement or, (F) the Company requires that your principal office be located more than fifty (50) miles from Manhattan, (2) you have given the Company written notice, referring specifically to this letter and definition, that you do not consent to such action, (3) the Company has not corrected such action within 30 days of receiving such notice, and (4) you voluntarily terminate your employment with the Company within 90 days following the happening of the action described in subsection (1) above.

It is the parties’ intention that this Agreement not be construed more strictly with regard to you or the Company. This Agreement reflects the entire understanding and agreement of you and the Company with respect to the subject matter hereof and supersedes all prior understandings and agreements.

AMC NETWORKS INC.

By:	/s/ Joshua W. Sapan
	Name:	Joshua W. Sapan
	Title:	CEO

ACCEPTED AND AGREED:

By:	/s/ Sean Sullivan
	Name:	Sean Sullivan

Date:    October 12, 2018

ANNEX I
This Annex constitutes part of the Agreement, dated October 12, 2018, by and between Sean Sullivan (“You”) and AMC Networks Inc. (the “Company”). Terms defined in the Agreement shall have the same meanings in this Annex.
You agree to comply with the following covenants in addition to those set forth in the Agreement.

1.	Confidentiality
(a)    Agreement. You agree to keep the existence and terms of this Agreement confidential (unless it is made public by the Company) provided that (1) you are authorized to make any disclosure required of you by any federal, state or local laws or judicial proceedings, after providing the Company with prior written notice and an opportunity to respond to such disclosure (unless such notice is prohibited by law), (2) you and your representatives and agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment or structure, and (3) you may disclose this Agreement in connection with any action by you to enforce or defend your rights under this Agreement.
(b)    Confidential and Proprietary Information. You agree to retain in strict confidence and not use for any purpose whatsoever or divulge, disseminate, copy, disclose to any third party, or otherwise use any Confidential Information, other than for legitimate business purposes of the Company and its affiliates. As used herein, “Confidential Information” means any non-public information of a confidential, proprietary, commercially sensitive or personal nature of, or regarding, the Company or any of its affiliates or any director, officer or member of senior management of any of the foregoing (collectively “Covered Parties”). The term Confidential Information includes information in written, digital, oral or any other format and includes, but is not limited to (i) information designated or treated as confidential, (ii) budgets, plans, forecasts or other financial or accounting data; (iii) subscriber, customer, guest, fan vendor or shareholder lists or data; (iv) technical or strategic information regarding the Covered Parties’ cable, data, telephone, programming, advertising, sports, entertainment, film production, theatrical, motion picture exhibition or other businesses, (v) advertising, business, programming, sales or marketing tactics and strategies; (vi) policies, practices, procedures or techniques, (vii) trade secrets or other intellectual property; (viii) information, theories or strategies relating to litigation, arbitration, mediation, investigations or matters relating to governmental authorities; (ix) terms of agreements with third parties and third party trade secrets, (x) information regarding employees, players, coaches, agents, talent, consultants, advisors or representatives, including their compensation or other human resources policies and procedures and (xi) any other information the disclosure of which may have an adverse effect on the Covered Parties’ business reputation, operations or competitive position, reputation or standing in the community.
(c)    Exception for Disclosure Pursuant to Law. Notwithstanding the foregoing, the obligations set forth in subsection (b) above, other than with respect to subscriber or customer information, shall not apply to Confidential Information that is:

1)	already in the public domain;

2)	disclosed to you by a third party with the right to disclose it in good faith; or

3)	specifically exempted in writing by the applicable Covered Party from the applicability of this Agreement.
Notwithstanding anything to the contrary in this Agreement or otherwise, nothing shall limit your rights under applicable law to provide truthful information to any governmental entity or to file a charge with or participate in an investigation conducted by any governmental entity.

You are hereby notified that the immunity provisions in Section 1833 of title 18 of the United States Code provide that an individual cannot be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that is made (1) in confidence to federal, state or local government officials, either directly or indirectly, or to an attorney, and is solely for the purpose of reporting or investigating a suspected violation of the law, (2) under seal in a complaint or other document filed in a lawsuit or other proceeding, or (3) to your attorney in connection with a lawsuit for retaliation for reporting a suspected violation of law (and the trade secret may be used in the court proceedings for such lawsuit) as long as any document containing the trade secret is filed under seal and the trade secret is not disclosed except pursuant to court order.

2.	Non-Compete
You acknowledge that due to your executive position in the Company and your knowledge of Confidential Information, your employment by or affiliation with certain businesses would be detrimental to the Company or any of its direct or indirect subsidiaries. You agree that, without the prior written consent of the Company, you will not represent, become employed by, consult to, advise in any manner or have any material interest, directly or indirectly, in any Competitive Entity (as defined below). A “Competitive Entity” shall mean any person, entity or business that (i) competes with any of the Company’s or any of its affiliate’s programming or other existing businesses, nationally or regionally; or (ii) directly competes with any other business of the Company or one of its subsidiaries that produced greater than 10% of the Company’s revenues in the calendar year immediately preceding the year in which the determination is made. Ownership of not more than 1% of the outstanding stock of any publicly traded company shall not, by itself, be a violation of this paragraph. This agreement not to compete will expire on the first anniversary of the date on which your employment with the Company has terminated if such termination occurs prior to the Expiration Date.

3.	Additional Understandings
You agree, for yourself and others acting on your behalf, that you (and they) have not disparaged and will not disparage, make negative statements about or act in any manner which is intended to or does damage to the good will of, or the business or personal reputations of the

Company, any of its affiliates or any of their respective incumbent or former officers, directors, agents, consultants, employees, successors and assigns.
This agreement in no way restricts or prevents you from providing truthful testimony concerning the Company or its affiliates as required by court order or other legal process; provided that you afford the Company written notice and an opportunity to respond prior to such disclosure.
In addition, you agree that the Company is the owner of all rights, title and interest in and to all documents, tapes, videos, designs, plans, formulas, models, processes, computer programs, inventions (whether patentable or not), schematics, music, lyrics, programming ideas and other technical, business, financial, advertising, sales, marketing, customer, programming or product development plans, forecasts, strategies, information and materials (in any medium whatsoever) developed or prepared by you or with your cooperation during the course of your employment by the Company (the “Materials”). The Company will have the sole and exclusive authority to use the Materials in any manner that it deems appropriate, in perpetuity, without additional payment to you.

4.	Further Cooperation
Following the date of termination of your employment with the Company, you will no longer provide any regular services to the Company or represent yourself as a Company agent. If, however, the Company so requests, you agree to cooperate fully with the Company in connection with any matter with which you were involved prior to such employment termination, or in any litigation or administrative proceedings or appeals (including any preparation therefore) where the Company believes that your personal knowledge, attendance or participation could be beneficial to the Company or its affiliates. This cooperation includes, without limitation, participation on behalf of the Company and/or its affiliates in any litigation, administrative or similar proceeding, including providing truthful testimony. The Company will pay you for your services rendered under this provision at a rate of $6,800.00 per day for each day or part thereof, within 30 days of the approval of the invoice thereof.
The Company will provide you with reasonable notice in connection with any cooperation it requires in accordance with this section and will take reasonable steps to schedule your cooperation in any such matters so as not to materially interfere with your other professional and personal commitments. The Company will reimburse you for any reasonable out-of-pocket expenses you reasonably incur in connection with the cooperation you provide hereunder as soon as practicable after you present appropriate documentation evidencing such expenses. You agree to provide the Company with an estimate of any such expense before it is incurred.

5.	No Hire or Solicit
For the term of the Agreement and until one year after the termination of your employment, you agree not to hire, seek to hire, or cause any person or entity to hire or seek to hire (without the prior written consent of the Company), directly or indirectly (whether for your own interest or any other person or entity’s interest) any employee of the Company or any of its affiliates.

This restriction does not apply to any employee who was discharged by the Company or any of its affiliates. In addition, this restriction will not prevent you from providing references.

6.	Acknowledgments
You acknowledge that the restrictions contained in this Annex, in light of the nature of the Company’s business and your position and responsibilities, are reasonable and necessary to protect the legitimate interests of the Company. You acknowledge that the Company has no adequate remedy at law and would be irreparably harmed if you breach or threaten to breach any of the provisions of this Annex, and therefore agree that the Company shall be entitled to injunctive relief to prevent any breach or threatened breach of any of the provisions and to specific performance of the terms of each of such provisions in addition to any other legal or equitable remedy it may have. You further agree that you will not, in any equity proceeding relating to the enforcement of the provisions of this Annex, raise the defense that the Company has an adequate remedy at law. Nothing in this Annex shall be construed as prohibiting the Company from pursuing any other remedies at law or in equity that it may have or any other rights that it may have under any other agreement. If it is determined that any of the provisions of this Annex, or any part thereof, is unenforceable because of the duration or scope (geographic or otherwise) of such provision, it is the intention of the parties that the duration or scope of such provision, as the case may be, shall be reduced so that such provision becomes enforceable and, in its reduced form, such provision shall then be enforceable and shall be enforced. Notwithstanding anything to the contrary contained in this Agreement, in the event you violate the covenants and agreements set forth in this Annex, then, in addition to all other rights and remedies available to the Company, the Company shall have no further obligation to pay you any severance benefits or to provide you with any other rights or benefits to which you would have been entitled pursuant to this Agreement had you not breached the covenants and agreements set forth in this Annex.

7.	Survival
The covenants and agreement set forth in this Annex shall survive any termination or expiration of this Agreement and any termination of your employment with the Company, in accordance with their respective terms.

ANNEX II

Service as member of the Board of Directors and Chairman of the Audit Committee of Acushnet Holdings Corp.